

October 31, 2017

Barry Rosenstein
Managing Partner
JANA Partners LLC
767 Fifth Avenue, 8th Floor
New York, New York 10153

> **Re:** **EQT Corporation**
> **DFAN14A definitive additional soliciting materials filed on Schedule 14A**
> **Filed on October 27, 2017 by JANA Partners LLC et al.**
> **File No. 001-03551**

Dear Mr. Rosenstein,

We have reviewed the above-captioned filing and have the following comments. Please note that we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending the filing and/or by providing the requested information. After reviewing any amendment to the filing and any information provided in response to this comment, we may have additional comments.

If you do not believe our comment applies to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.

DFAN14A | Definitive Additional Soliciting Materials

1. Refer to the following statement appearing on page three of the slide presentation: "EQT has acknowledged the acquisition is insufficient to achieve its synergy claims, while also continuing to disclose inconsistent and irreconcilable synergy totals." Please provide us with the factual foundation for the multiple assertions in each clause of the quoted statement. Alternatively, please publish corrective statements in the next communication disseminated to EQT shareholders. See Note b. to Rule 14a-9.

2. Refer to the following statement appearing on page seven of the slide presentation: "EQT's comments this week only confirm that it cannot achieve 12,000 foot laterals solely as a result of the RICE transaction, and any effort to do so will involve[ ] substantial additional time, expense, and execution risk, even after overpaying for RICE and a massively-diluted issuance of EQT stock." Please provide us with the factual foundation for the assertion that EQT made comments that, in effect, confirmed the participants' beliefs as articulated in the balance of the quoted statement. Alternatively, please publish corrective statements in the next communication disseminated to EQT shareholders. See Note b. to Rule 14a-9.

3. Rule 14a-6(b), by its terms, requires that the definitive additional soliciting materials be filed with "the Commission no later than the date they are first sent or given to security holders." Advise us why the slides are dated October 26, 2017 and the filing date of the slides under cover of Schedule 14A is October 27, 2017.

We remind you that the participants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact me at (202) 551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Marc Weingarten, Esq.
        Eleazer Klein, Esq.
        Brandon Gold, Esq.
        Schulte Roth & Zabel LLP